[TRANSLATION]

November 5, 2010

To Whom It May Concern

Company Name: JX Holdings, Inc.
Name of Representative: Mitsunori Takahagi,
Representative Director, President
Code No. 5020, First Sections of the Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange
Direct your queries to: Masayoshi Yamamoto, Group Manager, Investor Relations Group, Finance & Investor Relations Department
(Tel: +81-3-6275-5009)

Notification with Respect to Recording of Special Income
(Gain on Extinguishment of Tie-in Shares)
as a Result of Absorption Demerger of Subsidiary of JX Holdings, Inc.

As JX Holdings, Inc. (the “Company”) announced in the press release entitled “Notification with respect to a Corporate Demerger (Simple Absorption Demerger) as Part of a Reorganization of the Company as a Holding Company with Three Core Operating Subsidiaries” dated May 26, 2010, the Company succeeded, as of July 1, 2010, to the assets and liabilities of Nippon Oil Corporation (“Nippon Oil,” a wholly-owned subsidiary of the Company) and Nippon Mining Holdings, Inc. (“Nippon Mining,” a wholly-owned subsidiary of the Company) that relate to the management function including subsidiary management through an absorption demerger (the “Absorption Demerger”).

As a result of the Absorption Demerger, the Company recorded special income in its non-consolidated financial statements as follows:

1.	Details of Special Income

As of the effective date of the Absorption Demerger (July 1, 2010), the Company will record the difference between the net assets received from the demerged companies (Nippon Oil and Nippon Mining) and the book values of the shares of Nippon Oil and Nippon Mining held by the Company, as special income in the form of a gain on extinguishment of tie-in shares.

(1)	Amount of special income: 127.6 billion yen

(2)	Effective date: July 1, 2010

2.	Impact on the Business Results

(1)	Consolidated financial results

Because Nippon Oil and Nippon Mining were wholly-owned subsidiaries of the Company, the recording of special income will not have any impact on the Company’s consolidated financial results.

(2)	Non-consolidated financial results

The Company will record 127.6 billion yen of special income (gain on extinguishment of tie-in shares) for the second quarter of the fiscal year ending March 31, 2011.

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